UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment 2)1

WESTLAKE CHEMICAL CORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

960413 10 2

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960413 10 2	SCHEDULE 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TTWF LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 46,005,277 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 46,005,277

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,005,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 960413 10 2	SCHEDULE 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TTWFGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 46,005,277 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 46,005,277

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,005,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 960413 10 2	SCHEDULE 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES CHAO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 56,240 6 SHARED VOTING POWER 46,005,277 7 SOLE DISPOSITIVE POWER 49,114 8 SHARED DISPOSITIVE POWER 46,005,277

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,061,517 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 960413 10 2	SCHEDULE 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DOROTHY C. JENKINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,452 6 SHARED VOTING POWER 46,005,277 7 SOLE DISPOSITIVE POWER 7,100 8 SHARED DISPOSITIVE POWER 46,005,277

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,013,729 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 960413 10 2	SCHEDULE 13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ALBERT CHAO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 47,199 6 SHARED VOTING POWER 46,005,277 7 SOLE DISPOSITIVE POWER 37,481 8 SHARED DISPOSITIVE POWER 46,005,277

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,052,476 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 70.6%
12	TYPE OF REPORTING PERSON* IN

Item 1.	(a)	NAME OF ISSUER: Westlake Chemical Corporation
	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 2801 Post Oak Boulevard Houston, Texas 77056
Item 2.	(a)
NAME OF PERSON FILING:

This Statement is being filed by and on behalf of TTWF LP (“TTWF”), TTWFGP LLC (“TTWFGP”), James Chao (“James Chao”), Dorothy C. Jenkins (“Dorothy Jenkins”) and Albert Chao (“Albert Chao” and, together with TTWF, TTWFGP, James Chao and Dorothy Jenkins, the “Reporting Persons”). TTWF is the holder of record of 46,005,277 shares of common stock of Westlake Chemical Corp. Two trusts for the benefit of the members of the Chao family, including James Chao, Dorothy Jenkins and Albert Chao, are the managers of TTWFGP, which is the general partner of TTWF. The limited partners of TTWF are five trusts principally for the benefit of members of the Chao family, including James Chao, Dorothy Jenkins and Albert Chao and two corporations owned, indirectly or directly, by certain of these trusts and by other entities owned by members of the Chao family, including James Chao, Dorothy Jenkins and Albert Chao. James Chao, Dorothy Jenkins, Albert Chao, TTWF and TTWFGP share voting and dispositive power with respect to the shares beneficially owned by TTWF. James Chao, Dorothy Jenkins and Albert Chao disclaim beneficial ownership of the 46,005,277 shares held by TTWF except to the extent of their respective pecuniary interest therein.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The business address of each of the Reporting Persons is c/o Westlake Chemical Corporation, 2801 Post Oak Boulevard, Houston, Texas, 77056.
(c)
CITIZENSHIP:

TTWP is a Delaware limited partnership. TTWFGP is a Delaware limited liability company. James Chao is a citizen of the United States. Dorothy C. Jenkins is a citizen of the United States. Albert Chao is a citizen of the United States.

	(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share.
	(e)	CUSIP NUMBER: 960413 10 2

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

	(e)	☐	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person, in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

If this statement is filed pursuant to § 240.13d-1(c), check this box. ☐

Item 4.         OWNERSHIP:

      The percentages set forth in this Item 4 are based on there being 65,268,585 shares of Common Stock outstanding as of December 31, 2006.

         TTWF

(a)	AMOUNT BENEFICIALLY OWNED: 46,005,277
(b)	PERCENT OF CLASS: 70.5%
(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 46,005,277
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: 46,005,277

         TTWFGP

(a)	AMOUNT BENEFICIALLY OWNED: 46,005,277
(b)	PERCENT OF CLASS: 70.5%
(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 46,005,277
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: 46,005,277

            James Chao

(a)	AMOUNT BENEFICIALLY OWNED: 46,061,517[1]
(b)	PERCENT OF CLASS: 70.6%
(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote: 56,240
(ii)	shared power to vote or to direct the vote: 46,005,277
(iii)	sole power to dispose or to direct the disposition of: 49,114
(iv)	shared power to dispose or to direct the disposition of: 46,005,277
_______________
1.
James Chao disclaims beneficial ownership of shares over which his mother, with whom he shares a household, has sole voting and dispositive power. James Chao also disclaims beneficial ownership of shares over which his brother, Albert Chao, with whom he shares a household, has sole voting and dispositive power. James Chao also disclaims beneficial ownership over the 46,005,277 shares held by TTWF, except to the extent of his pecuniary interest therein.

         Dorothy C. Jenkins

(a)	AMOUNT BENEFICIALLY OWNED: 46,013,729[2]
(b)	PERCENT OF CLASS: 70.5%
(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	sole power to vote or to direct the vote: 8,452
(ii)	shared power to vote or to direct the vote: 46,005,277
(iii)	sole power to dispose or to direct the disposition of: 7,100
(iv)	shared power to dispose or to direct the disposition of: 46,005,277

______________
2.	Dorothy Jenkins disclaims beneficial ownership over the 46,005,277 shares held by TTWF, except to the extent of her pecuniary interest therein.

         Albert Chao

(a)	AMOUNT BENEFICIALLY OWNED: 46,052,476[3]
(b)	PERCENT OF CLASS: 70.6%
(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
(i)	sole power to vote or to direct the vote: 47,199
(ii)	shared power to vote or to direct the vote: 46,005,277
(iii)	sole power to dispose or to direct the disposition of: 37,481
(iv)	shared power to dispose or to direct the disposition of: 46,005,277
________________
3.
Albert Chao disclaims beneficial ownership of shares over which his mother, with whom he shares a household, has sole voting and dispositive power. Albert Chao also disclaims beneficial ownership of shares over which his brother, James Chao, with whom he shares a household, has sole voting and dispositive power. Albert Chao also disclaims beneficial ownership over the 46,005,277 shares held by TTWF, except to the extent of his pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
Item 9.	NOTICES OF DISSOLUTION OF GROUP: Not applicable.
Item 10.	CERTIFICATION: Not applicable.

Signature Page

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

TTWF LP
By:	TTWFGP LLC, its General Partner
By:	/s/ Albert Chao
Name:	Albert Chao
Title:	Authorized Representative

By:	/s/ James Chao
Name:	James Chao
Title:	Authorized Representative

TTWFGP LLC
By:	/s/ Albert Chao
Name:	Albert Chao
Title:	Authorized Representative

By:	/s/ James Chao
Name:	James Chao
Title:	Authorized Representative

/s/ James Chao
James Chao /s/ Dorothy C. Jenkins
Dorothy C. Jenkins /s/ Albert Chao
Albert Chao

Exhibit A

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 12, 2007

TTWF LP
By:	TTWFGP LLC, its General Partner
By:	/s/ Albert Chao
Name:	Albert Chao
Title:	Authorized Representative

By:	/s/ James Chao
Name:	James Chao
Title:	Authorized Representative

TTWFGP LLC
By:	/s/ Albert Chao
Name:	Albert Chao
Title:	Authorized Representative

By:	/s/ James Chao
Name:	James Chao
Title:	Authorized Representative

/s/ James Chao
James Chao /s/ Dorothy C. Jenkins
Dorothy C. Jenkins /s/ Albert Chao
Albert Chao